UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-148297

PINNACLE FOODS FINANCE LLC

(Exact name of registrant as specified in its charter)

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 1/4% SENIOR NOTES DUE 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 0

On August 17, 2010, Pinnacle Foods Finance LLC (“PFF”) issued $400.0 million aggregate principal amount of 8 1/4% senior unsecured notes due 2017 (the “Initial Notes”) in a private offering pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). On November 16, 2010, PFF exchanged all of the Initial Notes for identical notes (the “Exchange Notes”) registered under the Securities Act, pursuant to a Registration Statement on Form S-4 declared effective by the Securities and Exchange Commission. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of PFF to file reports under Section 15(d) of the Exchange Act was suspended for the fiscal year beginning January 1, 2013, because the Exchange Notes were held of record by less than 300 persons as of that date. PFF continued to file on a voluntary basis, however. On May 10, 2013, PFF redeemed all $400.0 million aggregate principal amount of the Exchange Notes.

Pursuant to the requirements of the Exchange Act, Pinnacle Foods Finance LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PINNACLE FOODS FINANCE LLC

Date	May 10, 2013	By	/s/ M. Kelley Maggs
Name: M. Kelley Maggs
Title: Executive Vice President, Secretary and General Counsel